Exhibit 99.2

NICE to Showcase Text-to-9-1-1 Logging and Other Public Safety
Solutions at the APCO International 80th Annual Conference & Expo

Paramus, New Jersey, July 21, 2014 – NICE Systems (NASDAQ: NICE) today announced that it will showcase its Text-to-9-1-1 logger and other NG9-1-1-ready solutions at the APCO International 80th Annual Conference & Expo (booth 427), taking please in New Orleans August 3-6.

At the event, NICE will also introduce NICE Inform version 7, the latest release of its multimedia event reconstruction solution. Inform 7 offers organizations additional support for next generation communications, enabling them to manage text-to-9-1-1, improve responses to emergency calls, and protect callers by removing private details from the incident timeline.

Attendees can learn more about the following capabilities:

Text-to-9-1-1
•
The recent enablement of text-to-9-1-1 by the four major U.S. mobile carriers shows momentum for this type of emergency communication. In line with this trend, NICE’s Text-to-9-1-1 logger was developed to capture these text messages. They can then be viewed in an incident timeline along with related voice recordings, video, GIS and call-taker screens. NICE’s Text-to-9-1-1 logger is compatible with NENA’s i3 standard which equips it to capture future Next Gen data sources as well as support i3 environments where calls are routed from one public safety answering point (PSAP) to another.

Quality Assurance
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With NICE Inform, PSAPs can evaluate single calls as well as complete incidents, to ensure the highest quality of response. This includes monitoring and assessing the processing of multimedia input, such as audio, text, GIS, video, and CAD screens.

24x7 Screen Logging
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Capturing multiple telecommunicator screens simultaneously provides enhanced insight into every facet of call handling. Screens can be synched with 9-1-1/radio calls and other multimedia for authentic incident reconstruction. This helps identify bottlenecks, training gaps, and discrepancies among systems and communication channels.

NICE will also participate in a panel discussion on “Building Your PSAP's Roadmap: from Text-to-9-1-1 to Big Data” on August 3, at 9:30 a.m. John Rennie, General Manager of Public Safety at NICE, will share insights on the value of Text-to-9-1-1, video, and Big Data, and their impact on PSAP operations. Other participants include: Diane Culverhouse (Manager of the Jefferson County Sheriff’s Office Communications Center, Golden, CO); Robert K. Gojanovich, ENP (Regional Account Manager of Next Generation 9-1-1, TeleCommunication Systems, Inc.); and David Hopkins (Director of Steuben County NY E911).

On Tuesday, August 5, at 12:00 p.m., NICE will also host an awards ceremony at its booth (#427) to honor its 2014 PSAPs’ Finest Award recipients.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.